ABERDEEN FUND DISTRIBUTORS, LLC

Financial Statements and Schedules

December 31, 2018

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67799

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aberdeen Fund Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1735 Market Street, 32 Floor
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mickey Janvier 215-405-2416
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *If individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103-2499
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mickey Janvier _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aberdeen Fund Distributors, LLC _____ , as of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

COMMONWEALTH OF PENNSYLVANIA



NOTARIAL SEAL
James O'Connor, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires March 17, 2019
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES



Notary Public



Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABERDEEN FUND DISTRIBUTORS, LLC

Table of Contents



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Aberdeen Asset Management Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aberdeen Fund Distributors, LLC (the Company) as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2018.

Philadelphia, Pennsylvania
February 28, 2019

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Financial Condition

December 31, 2018

Assets

Cash	$	3,213,429
Fee-related receivables from funds		429,264
Networking fee receivable		433,640
Receivables from Parent and Affiliates		14,501
Prepaid expenses		245,939
Total assets	$	4,336,773

Liabilities and Member's Equity

Liabilities:		
Sales commissions payable to external broker-dealers	$	407,120
Networking fee payable		433,640
Accrued expenses		19,022
Payable to Parent		21,822
Total liabilities		881,604
Member's equity		3,455,169
Total liabilities and member's equity	$	4,336,773

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Income

Year ended December 31, 2018

Revenue:		
Distribution fees	$	6,128,722
Management fees from Parent		148,800
Commissions from Affiliates		10,582
Total revenue		6,288,104
Expenses:		
Sales commissions to external broker-dealers		5,391,190
Financing agent fees		227,253
Licenses and fees		373,171
Professional fees		52,741
Other operating expenses		14,235
Total expenses		6,058,590
Net income	$	229,514

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2018

Balance, December 31, 2017	$	3,225,655
Net income		229,514
Balance, December 31, 2018	$	3,455,169

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Cash Flows

Year ended December 31, 2018

Cash flows from operating activities:		
Net income	$	229,514
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Decrease in fee-related receivables from funds		81,320
Decrease in receivable - other		4,695
Increase in receivable from Affiliates		(13,671)
Increase in prepaid expenses		(233)
Decrease in sales commissions payable to external broker-dealers		(11,694)
Decrease in accrued expenses		(16,059)
Decrease in payable to Affiliates		(2,882)
Decrease in payable to Parent, net		(60,550)
Net cash provided by operating activities		210,440
Cash at beginning of year		3,002,989
Cash at end of year	$	3,213,429

See accompanying notes to financial statements.

(1) Organization

Description of Business

Aberdeen Fund Distributors, LLC (the Company) is organized under the laws of the state of Delaware and is a wholly owned subsidiary of Aberdeen Standard Investments Inc. (formerly Aberdeen Asset Management Inc.) (the Parent) and an indirect wholly owned subsidiary of Standard Life Aberdeen PLC (SLA PLC), a publicly traded company listed on the London Stock Exchange in the United Kingdom. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia, Puerto Rico, and the Virgin Islands. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Aberdeen Family of Mutual Funds (the Funds), which comprises 29 mutual funds. The Company acts as U.S. placement agent for private pooled investment vehicles (i.e., private placements) sponsored by a separate indirect wholly owned subsidiary of SLA PLC (Affiliate).

The Parent is the sole member of the Company, and for the period ended December 31, 2018, all of the Company's revenues were generated from activities with the Funds.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation and Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers any debt instruments purchased with an original maturity date of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2018. The Company considers all foreign currencies held as cash.

(c) Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The Company has determined that they are the principal in their distributor agreements as they have primary responsibility of distributing the shares of the funds. Refer to note 4 for further discussion of the Company's revenue.

(2) Summary of Significant Accounting Policies (continued)

(d) Sales Commissions to external broker-dealers

The Company contracts with third parties for various fund distribution services of certain funds to be performed on its behalf. These arrangements are generally priced as a portion of the fee paid to the Company by the fund or as an agreed-upon percentage of net asset value. The Company presents its distribution fees incurred on a gross basis in the statement of income because it has primary responsibility for fulfilling the promise to provide the specified services. These commissions are expensed when incurred.

As of December 31, 2018, the Company owed $407,120 to external broker-dealers related to sales commissions and is reflected on the statement of financial condition.

(e) Networking Fee Receivable and Payable

Intermediate third party distributors receive shareholder servicing fees and administrative services fees for services provided on behalf of the Funds. These fees are paid by the Funds and are remitted to the distributors directly. In the event the Funds did not remit these fees, the Company is liable to the distributors for the networking fee and would have a corresponding receivable from the Funds. The exposure to the distributors and from the Funds is shown as networking fees payable and receivable on the statement of financial condition.

(f) Related Party Transactions

The Company and the Parent have entered into a management agreement by which the Parent provides certain operations and administrative services to the Company. These services include facilities, marketing, finance/accounting, legal, compliance, and general corporate oversight. There were no costs charged by the Parent to the Company for such services for the period ended December 31, 2018, as the Parent has agreed to absorb such costs until otherwise noted.

The Company owed the Parent $21,821 of financing agent fees, which are fees incurred for the sale of certain share classes of the Funds. The Parent pays commissions to the external broker dealers and is reimbursed by the Company over the twelve month period after the trade date or when the Company receives a contingent deferred sales charge. These payables are offset by management fees receivable of $12,977. As of December 31, 2018 the net amount owed by the Company to the Parent was $8,844.

The Company receives management fees from the Parent in order to offset registered representative licensing costs. For the period, management fees for services provided by the Company and charged back to the Parent totaled $148,800 and are reflected on the statement of operations.

For the period, sales for which there was a commission earned by the Company and charged back to Affiliates totaled $10,582 and is shown on the statement of operations. As of December 31, 2018 the amount receivable from Affiliates was $1,523.

(2) Summary of Significant Accounting Policies (continued)

(g) *Income Taxes*

The Company is a single-member limited liability company, and such, is disregarded for federal and state income tax purposes. All items of income and expense pass through to the Parent and are included in the Parent's income tax filings. The Company does not currently have an income tax sharing arrangement with the Parent. Accordingly, there is no income tax recorded by the company.

(3) Changes in accounting policies

Adoption of ASC Topic 606, Revenue from Contracts with Customers

On January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* (ASC Topic 606) using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018.

There was no impact to retained earnings as of January 1, 2018 as a result of the adoption of ASC Topic 606. The impact to our financial results is primarily related to commission revenue earned and withheld by external broker-dealers, which are required to be presented gross on the statement of income. As the Company holds primary responsibility for all distribution services of the Funds, the Company is considered the principal and must record all fees earned on a gross basis, regardless of if cash is actually received by the Company. Under previous guidance, as no cash was received by or paid from the Company, the commissions earned were recorded net of amounts withheld by the external broker-dealers. Therefore, we increased revenue and expenses by $376,604 as it relates to dealer commissions earned and withheld. There was no impact to our net income as a result of this change.

The Company adjusted the presentation of certain financial statement captions, including the groupings of certain revenue and expense streams within the statement of income in order to better align with the performance obligations determined as a result of the adoption of ASC Topic 606.

(4) Revenue

The Company enters into arrangements with the Funds to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, on-going (e.g. 12b-1 fees), upon the investor's exit from the fund (that is, a contingent deferred sales charge or CDSC Fees), or as a combination thereof. The Company records sales commissions as distribution fee revenue for serving as the principal underwriter and/or distributor for the Funds. Fund distribution services represent a single performance obligation and are satisfied at the point in time when an investor makes an investment in a share class of the Funds. Accordingly, the Company recognizes the upfront fees on a trade date basis when the services are performed and the amount is known. However, the on-going 12b-1 Fee and CDSC distribution fees are based on net asset values either over the investment period or at the time of exit from the fund and represent variable consideration. These fees are constrained and excluded from revenue until such time that net asset values are known. Consequently, a portion of the on-going and CDSC distribution fees the Company recognized may be related to the services performed in prior periods that meet the recognition criteria in the current period.

(4) Revenue (continued)

The table below presents the Company's revenue for the year ended December 31, 2018 and disaggregates distribution fees by fee type.

Revenue from Contracts with Customers

	2018
12b-1 Fees	$ 5,651,929
Dealer Commissions	380,976
Underwriter Fees	59,914
CDSC Fees	35,903
Total Distribution Fees	6,128,722

(5) Concentration of Risk

The majority of the Company's revenues are generated from activities with the Funds, managed by the Parent or its Affiliates. The revenues generated from the Funds are subject to volatility of capital flows and market performance.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash balances with a financial institution. At December 31, 2018, these balances are in excess of FDIC insurance of $250,000 coverage limits. The Company's objective is to minimize the risk of financial loss through default of deposit holding financial institutions. The Company's cash exposure is managed centrally at the SLA PLC (Group) level. Counterparty credit limits are set by Group Treasury and cash exposures are managed within these limits. Group Treasury is responsible for monitoring the credit worthiness of all counterparties used across the group.

(6) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the Alternative Net Capital Standard based on Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-3). The rule requires that the Company maintain as its capital the greater of $ 250,000 or 2% of aggregate debits used in computing its reserve requirement. As of December 31, 2018, the Company had net capital of $2,438,706 and excess capital of $2,188,706 over the $ 250,000 minimum requirement.

(7) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 28, 2019, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures in and/or adjustments to the financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Computation of Net Capital under Rule 15c3-1

As of December 31, 2018

Net capital:		
Total member's equity	$	3,455,169
Deductions and/or charges:		
Nonallowable assets:		
Fee-related receivables from funds		(322,383)
Networking fee receivable		(433,640)
Prepaid expenses		(245,939)
Intercompany receivables		(14,501)
Net capital	$	2,438,706
Debit balances:		
Computation of alternative net capital requirement		
2 % of aggregate debit items (or $ 250,000, if greater)	$	250,000
Total net capital requirement	$	250,000
Excess net capital	$	2,188,706

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2018)

Net Capital, as reported in Company's Part II (unaudited) Focus report	$	2,495,463
Additional Nonallowable Fee-related receivables from funds		(56,757)
Net Capital per the preceding	$	2,438,706

See accompanying report of independent registered public accounting firm.



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Aberdeen Asset Management, Inc.:

We have reviewed management's statements, included in the accompanying Aberdeen Fund Distributors, LLC Exemption Report December 31, 2018 (the Exemption Report), in which (1) Aberdeen Fund Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Philadelphia, Pennsylvania
February 28, 2019

ABERDEEN FUND DISTRIBUTORS, LLC

Exemption Report

December 31, 2018

Aberdeen Fund Distributors, LLC (The Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240. 1 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240. 1 7a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(i)
2. The Company met such exemption provision of 17 C.F.R. §240. 1 5c3-3 (k):(2)(i) throughout the most recent fiscal year without exception.

Aberdeen Fund Distributors, LLC

I, Mickey Janvier, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: *Chief Executive Officer*

Dated: 2/28/2019